Confidential Treatment Requested by Bankrate, Inc.

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BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, FL 33408

December 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Jennifer Thompson
Lisa Sellers

RE:	Bankrate, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 001-35206

Dear Ms. Thompson:

Please find below the responses of Bankrate, Inc. (the “Company” or “Bankrate”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of November 6, 2014 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Note 2 – Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

1.	We read in your response to comment 2 from our letter dated September 25, 2014 that you do not separately track revenue from marketing activities on websites that you do not own for all of your revenue streams. Please tell us if you recognize revenue from activities on websites you do not own in all three of your revenue streams: display, click and call and lead generation. Please quantify for us the revenue generated from each of display, click and call and lead generation on websites that you do not own. For any portion of any revenue stream where you are not able to quantify the revenue generated from websites that you do not own, please clearly explain to us why you are not able to quantify the revenue generated on third party websites.

We respectfully advise the Staff that we recognize revenue from activities on co-branded and third party websites in each of click and call, lead generation and display revenue.

We respectfully advise the Staff that we have various type of arrangements with co-brand partners. For some co-brand partners the data and user experience resides in our environment (we own), for some the data and user experience resides in their environment (we do not own) and yet others are a hybrid, where a portion of the experience resides on our site and a portion resides on the partner site using our tools. We track revenue by partner and do not differentiate between the different types of arrangements with co-brand partners so the information presented below includes revenue from all co-brand partners, including those activities which are on sites that we own.

Confidential Treatment Requested by Bankrate, Inc.

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For click and call revenue, revenue recognized from co-brand or third party partners (which includes the various types of co-brand experiences described above) in our banking vertical was approximately [***] for the year ended December 31, 2013. Click revenue recognized from third party partners in our insurance vertical was approximately [***] for the year ended December 31, 2013. [***]. Outbound calls are when we call a lead and transfer the consumer to an insurance agent or carrier and generate revenue from that agent or carrier. The leads we call can be both ones purchased from an affiliate and ones generated organically on our site. [***]. Inbound calls are when a consumer sees a phone number on our site or advertisement that they call into to request an insurance quote. We generate revenue from transferring that call to an insurance agent. The advertisement could be displayed on our site or an affiliate site. [***].

For lead generation revenue, revenue recognized from our credit card affiliate networks which is comprised of third party partners was approximately [***] for the year ended December 31, 2013.

For display revenue, revenue recognized from ads served on third party partner sites totaled approximately [***] for the year ended December 31, 2013. Overall shareable display revenue recognized, including co-brand partner sites, was approximately [***] for the year ended December 31, 2013.

2.	Please provide us with a specific and comprehensive discussion of the underlying nature of the arrangements from which you recognize lead generation revenue from your marketing activities on co-branded or third party websites. Please ensure that you address the following items in your response:

•	Provide us details regarding how an internet user views your marketing materials and the process a user goes through to submit an application for a credit card or personal insurance product. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.
•	Clarify at what point revenue is generated and if and how this may differ based on your vendors.
•	Provide us details regarding the nature of the payments you make to co-branded or third party website partners. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.
•	Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your co-branded or third party website partners.
•	Please clarify if you must remit your co-branded or third party website partners any fees regardless of your success in generating revenue from your marketing materials.
•	Explain to us in detail how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

Insurance lead generation

We respectfully advise the Staff that for an insurance product, lead generation revenue is generated through organic Search Engine Marketing (“SEM”) or Search Engine Optimization (“SEO”) efforts and from the reselling of consumer leads to an insurance carrier or agent that we buy from third-party affiliates(suppliers). There are two primary methods in which we obtain / purchase leads from third party affiliates – ping post and form hosting.

With ping post, a third party affiliate maintains its own website with its own original content and its own insurance lead form. None of the marketing activity on the affiliate site belongs to us or is dictated by us. A consumer who lands on the affiliate page, either organically or through marketing activities, may choose to fill out a lead form to receive an insurance quote. Upon completing the form, the affiliate’s system “pings” us, along with other potential lead purchasers, with the consumer’s information to determine if we would be interested in purchasing the lead. [***]. If the bid is successful, we complete the transaction and acquire the lead from the affiliate. As we purchase the lead using only an estimate of what we believe we could sell a lead for we assume “inventory” risk on that purchased lead.

Confidential Treatment Requested by Bankrate, Inc.

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Revenue is primarily generated when the lead is delivered to the insurance carrier or agent, regardless of whether they are successful in selling an insurance product to the consumer. Revenue generation is not different based on vendor. [***]. Payments are made to the ping post affiliate for purchased leads regardless of our success in reselling the lead or collecting on revenue from our lead buyers, therefore we have credit and “inventory” risk. [***]. In addition, we do not have to remit fees to these affiliates if we do not purchase the leads from them. We respectfully advise the Staff that a range of and average percent of revenue that is remitted to our third party affiliates is not relevant as payments are not based on a percentage of revenue but rather the purchase of a specific lead.

The consumer, upon submitting the request for quote for insurance, will receive an email or phone call within a few minutes from one or several insurance carriers or agents with a free quote. [***].

With form hosting, a third party affiliate uses our specially-designed lead form on its website page or directs consumers to our form on one of our webpages to gather consumer information. When a consumer then completes and submits our form that information is collected by us. [***]. This is another way in which we take inventory risk.

Once a form is completed, the consumer will be taken to a “thank-you” page. The thank-you page may have display advertising from certain carriers. These display advertisements allow a consumer to click on an ad and be redirected to the carrier’s website for further information. [***].

We respectfully advise the Staff that we considered the factors in ASC 605-45-45 as follows for insurance lead generation revenue:

The Entity is the Primary Obligor in the Arrangement: Our contractual arrangements with both the insurance carrier or agent and the affiliate are separate and distinct and we are the primary obligor to deliver the leads to the insurance carrier or agent, whether it be leads we generate organically or leads we purchase.

The Entity Has General Inventory Risk: The Company has general inventory risk as we purchase leads prior to knowing if, and for how much, we can sell the lead to our lead buyers. If we were to bid on and acquire a lead that we are unable to sell for the expected amount when we bid, we would incur the loss.

The Entity Has Latitude in Establishing Price: [***].

The Entity Changes the Product or Performs Part of the Service: We perform lead validation prior to selling the lead to the insurance carrier or agent. In addition, we adjust our consumer-facing forms based upon the criteria we determine facilitates the most efficient transaction and to satisfy compliance requirements.

The Entity Has Discretion in Supplier Selection: We evaluate the quality of leads from our affiliates and determine whether to purchase leads from them. [***].

The Entity is Involved in the Determination of Product or Service Specifications: Our lead buyers inform us of the type and quality of leads they desire to purchase. We adjust our consumer-facing forms to attempt to meet these requirements, and then subsequently allow our lead buyers to customize filters, caps, and criteria within our system before receiving leads.

The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping: This indicator is not applicable in this business as there is no physical item at risk of loss.

The Entity Has Credit Risk: The Company has credit risk and pays our third party affiliate partners for leads acquired regardless of whether we are able to sell the lead or collect on revenue from our lead buyers.

After considering each of the above indicators of gross revenue, we also considered the three indicators of net revenue noting as presented above we are the primary obligor, our fees are not fixed and we have credit risk. The guidance states the primary obligor indicator is a strong indicator to determine gross vs net reporting and therefore we have determined that recording revenue on a gross basis is appropriate.

Confidential Treatment Requested by Bankrate, Inc.

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Credit Card lead generation

We respectfully advise the Staff that for our credit card product, lead generation revenue is generated from marketing activities on third party affiliate sites through our affiliate network. An affiliate is a site that produces its own content and attracts its own audience related to the subject matter of the site. The affiliate typically places advertisements for credit card products on its site within and/or among its original content. Those advertisements have tracking identifiers that identify us as the source of the advertisement link but the advertisement that is seen by the consumer is for the specific credit card product.

In our affiliate network role, we perform a number of services for both the credit card issuer and the third party affiliate publisher and maintain separate and distinct contractual arrangements with each. For the issuer, we function as an extension of their marketing department. We recruit affiliate publishers to market their product based on specified criteria, negotiate pricing terms, ensure that the issuer’s products are accurately presented and work to improve the placement of the issuer’s product on the affiliate publisher’s site. For affiliate publishers, we provide a one stop shop to obtain the marketing materials for all of the online monetizable credit card programs. These marketing materials are provided to the affiliate publishers in a data feed and javascript that allows them to update their site content in an automated fashion. We have an affiliate management team that works with the affiliate publishers to help them improve their marketing techniques and grow the revenue they generate from these programs. Additionally, we have a compliance team that monitors the affiliate publishers’ marketing content and practices to ensure that they are conforming to the marketing agreement between the affiliate publisher and us. [***].

When an internet user lands on an affiliate publisher’s site, that user would see the credit card issuer’s marketing materials that we maintain and have contracted to place on the affiliate publisher’s site and would then click on a button that says “apply here”. Upon doing so, the user is redirected to the issuer’s site and sees the application page and submits an application for the credit card. When the user clicks on the “apply here” button the affiliate records the click activity, the user is redirected to the Bankrate server for tracking purposes and is then forwarded to the credit card issuer’s landing page to complete the application. The credit card issuer records all submission activity and determines approval.

Revenue that we earn from the credit card issuer is generated in three ways. The majority of credit card related revenue is generated upon the approval of a user for a credit card. In addition, a small portion of revenue is generated at the time a user completes the credit card application, regardless of approval. [***].

We make payments to our suppliers (i.e. third party affiliate publishers) in the form of revenue share payments, whereby a specified percentage of revenue earned from credit card approvals, applications or enhanced pricing is shared. The percentage of revenue we share with our affiliates generally ranges from [***] and the average was [***] for the year ended December 31, 2013. [***].

[***].

We respectfully advise the Staff that we considered the factors in ASC 605-45-45 as follows for credit card lead generation revenue:

The Entity is the Primary Obligor in the Arrangement: Our contractual arrangements with both the credit card issuer and the affiliate are separate and distinct and we are the primary obligor to provide services to the credit card issuers and make payments to the affiliate. If the credit card issuer identifies a problem it is our obligation to resolve.

Confidential Treatment Requested by Bankrate, Inc.

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The Entity Has General Inventory Risk: This indicator is not applicable as there is no inventory being purchased and resold in our affiliate network business.

The Entity Has Latitude in Establishing Price: We primarily negotiate pricing separately with each of the issuer and the affiliate [***].

The Entity Changes the Product or Performs Part of the Service: We perform various services for both the issuer and the affiliate including, but not limited to, affiliate recruiting, price negotiation, SEO and SEM marketing expertise, compliance monitoring and payment services. These are all key aspects of the revenue generating process.

The Entity Has Discretion in Supplier Selection: We research and recommend new suppliers to credit card issuers. The issuers pay us to prospect for affiliates and identify new channels of revenue for them. In connection with our compliance monitoring we can remove (and have removed) a network affiliate if it is not complying with the conditions of our agreement with them.

The Entity is Involved in the Determination of Product or Service Specifications: We respectfully advise the Staff that we work with the credit card issuer to identify and recruit affiliates with a consumer audience that matches its specifications.

The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping: This indicator is not applicable in this business as there is no physical item at risk of loss.

The Entity Has Credit Risk: We have complete credit risk and pay our affiliates regardless of collection of revenue from our customers. The Company has, at times, paid affiliates although an issuer did not pay us.

After considering each of the above indicators of gross revenue, we also considered the three indicators of net revenue noting as presented above we are the primary obligor and have credit risk. The guidance states the primary obligor indicator is a strong indicator to determine gross vs net reporting and therefore we have determined that recording revenue on a gross basis is appropriate.

3.	Please provide us with a specific and comprehensive discussion of the underlying nature of the arrangements from which you recognize click and call revenue from your marketing activities on co-branded or third party websites. Please ensure that you address the following items in your response:

•	Provide us details regarding how an internet user views your marketing materials and the process a user goes through to view your rate information or make a phone call to an advertiser. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.
•	Clarify at what point revenue is generated and if and how this may differ based on your vendors.
•	Provide us details regarding the nature of the payments you make to co-branded or third party website partners. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.
•	Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your co-branded or third party website partners.
•	Please clarify if you must remit your co-branded or third party website partners any fees regardless of your success in generating clicks or phone calls.
•	Explain to us in detail how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

Confidential Treatment Requested by Bankrate, Inc.

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Banking click and call

We respectfully advise the Staff that in the banking categories, click and call revenue is generated from marketing activities on co-branded or third party websites in a similar manner as click and call revenue from our own sites. A consumer visits the Bankrate site, or views a module on a partner site, and is presented with a listing of one or more offers for categories such as Mortgage, Deposits (CD, MMA, Savings), Auto loans, or other categories. In some cases, visitors traverse a “funnel” before or after viewing a rate table. In the funnel or selection box, they can alter criteria of interest (e.g., loan amount, loan term, etc.). Based on those criteria, they view a more customized table of rates representing offers from participating advertisers.

The consumer views the results and can click on available links within particular listings, or make calls to advertisers of interest where phone numbers are provided. In the case of a click, the user is linked to a tracking site, which captures the click and immediately redirects to the advertiser’s designated landing page. The phone number may be shown on the rate table after the user clicks on a phone/info icon. In the case of calls, Bankrate provides a pass-through phone number, that in turn calls the advertiser, and charges a fee for each call longer than a specified minimum and filtered to remove duplicates from the same originating phone number (when provided). Advertiser participation in “cost per call” is optional, so not all entries in a given rate table have phone numbers.

The consumer may interact with a co-branded version of the bankrate.com site, a bankrate.com powered module on a partner site, or a customized experience based on Application Programming Interfaces (“APIs”) Bankrate provides to the partner. Rates shown to consumers are always noted as provided by Bankrate.

If visiting the Bankrate.com site based on a referral from a co-brand partner, a co-brand identifier is passed in the landing url. In that case, the normal visitor tracking includes the source co-brand identifier and revenue is attributed to the partner for that session (subject to rules that are intended to attribute the referred session). Visitors referred to Bankrate.com from a partner usually see modest changes to the navigation to provide continuity in their experience and a clear path to return to the partner site if desired. In other respects, the experience is the same as natural search visits to Bankrate.com that are not associated with the partners.

In the partner module case, Bankrate provided modules are embedded into the page experience on the partner’s web site. Several variations, and potentially customizations to blend into the partner’s environment, are offered to allow an effective presentation of Bankrate.com rate tables within the partner site. The presentation and options in these modules are based on Bankrate’s experience on its site and across the group of partner sites. Bankrate may provide customization for large partners with specific needs, though the basic rate table experience remains the same.

If the partner uses the APIs, they build the final user experience, subject to Bankrate review, to match their needs and present rate tables similar in function to the other cases. The rate results, links, and phone numbers are retrieved for each scenario via the API, which is authenticated with the partner’s unique credentials. Using the API gives the partner maximum control of the appearance to the consumer, but does not change the elements of the end user experience. The APIs are also used in standalone mobile applications where a web module is not an appropriate integration method.

[***]. All deployments of Bankrate rate tables in partner environments are subject to Bankrate’s review and quality assurance processes.

[***].

[***]. Such credits do not affect partner revenue calculations or payments. Whether a credit is issued to an advertiser or the revenue is uncollected, it does not affect the payment to the revenue share partner as we bear the credit risk. In addition, payments are made to partners prior to Bankrate’s receipt of payment from advertisers. [***].

Confidential Treatment Requested by Bankrate, Inc.

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[***].

The Company maintains separate and distinct contracts with the advertisers and its co-brand or third party partners and remains the primary obligor. The Company sets the revenue share percentage it will pay to each partner and the advertiser has no influence on that negotiation. The percentage of revenue share paid to co-brand or other third party partners during 2013 ranged from [***] and averaged [***].

The Company actively monitors its co-branded partners and affiliates and has complete discretion in the approval or removal of a partner from our network. [***].

We respectfully advise the Staff that we considered the factors in ASC 605-45-45 as follows for banking click and call revenue:

The Entity is the Primary Obligor in the Arrangement: Our contractual arrangements with both the advertiser and the partner are separate and distinct and we are the primary obligor to deliver clicks to the advertiser and to make payments to the partner. The fulfillment of our obligation to deliver clicks is a combination of clicks coming from our own sites and our partner sites.

The Entity Has General Inventory Risk: This indicator is not applicable as there is no inventory being purchased and resold in this business.

The Entity Has Latitude in Establishing Price: We negotiate pricing with the advertiser and negotiate the revenue share percentage with each of our partners. [***].

The Entity Changes the Product or Performs Part of the Service: We perform various services including, but not limited to, aggregating rate information from 4,800 institutions on more than 300 financial products across more than 600 local markets, assembling the information used in each rate table based on default criteria or criteria indicated by the consumer, extensive click and call filtering and validation and affiliate monitoring. These are key aspects of the revenue generating process.

The Entity Has Discretion in Supplier Selection: We have complete discretion in selecting and approving co-brand and third party partners. The advertisers choose to work with the Company and it is up to us to deliver clicks and calls from a combination of sources which include our partners.

The Entity is Involved in the Determination of Product or Service Specifications: We customize what rates appear in the rate tables based on varying selection criteria chosen by a consumer.

The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping: This indicator is not applicable in this business as there is no physical item at risk of loss.

The Entity Has Credit Risk: The Company has complete credit risk and pays our partners prior to and regardless of collection of revenue from our advertisers. The Company has, at times, paid partners although an advertiser did not pay us.

After considering each of the above indicators of gross revenue, we also considered the three indicators of net revenue noting as presented above we are the primary obligor and have credit risk. The guidance states the primary obligor indicator is a strong indicator to determine gross vs net reporting and therefore we have determined that recording revenue on a gross basis is appropriate.

Confidential Treatment Requested by Bankrate, Inc.

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Insurance click and call

We respectfully advise the Staff that in the insurance categories, click and call revenue is generated from marketing activities on third party affiliate websites in a similar manner as click and call revenue from our own sites. A consumer visits our site, or views a module on an affiliate site, and is presented with a listing of one or more insurance ads based on their selection of the insurance product they are interested in. We syndicate our table ads to affiliates who decide where they want to place the ads. Typically the table ads are after the lead form.

Revenue is generated for click revenue at the time the consumer clicks on the link for an insurance rate. We use IAB (Interactive Advertising Bureau) standards to identify any duplicate clicks and only recognize revenue and bill carriers for non-duplicate clicks. Upon clicking, the consumer is routed from the affiliate to our server, where we stamp an identification of the click so we know the click happened on our site for reporting and billing purposes, and then is further routed to the selected carrier’s website.

[***].

[***]. If no revenue is generated then no payment is owed to the affiliate. Payments to an affiliate under the fixed fee per click model or the revenue share model are made prior to our collection of revenue from the carrier and therefore, we bear the credit risk. If invalid clicks are identified we can try to pass on the costs of these clicks back to the affiliate.

[***].

We respectfully advise the Staff that we considered the factors in ASC 605-45-45 as follows for insurance click and call revenue:

The Entity is the Primary Obligor in the Arrangement: Our contractual arrangements with both the advertiser and the affiliate are separate and distinct and we are the primary obligor to deliver clicks to the advertiser and to make payments to the affiliate. The fulfillment of our obligation to deliver clicks is a combination of clicks coming from our own sites and our affiliate sites.

The Entity Has General Inventory Risk: This indicator is not applicable as there is no inventory being purchased and resold in this business.

The Entity Has Latitude in Establishing Price: We have latitude in determining the fees paid to an affiliate per click [***].

The Entity Changes the Product or Performs Part of the Service: We perform various services including, but not limited to, providing the information used in each table ad, extensive click and call filtering and validation and affiliate monitoring. These are key aspects of the revenue generating process.

The Entity Has Discretion in Supplier Selection: We have complete discretion in selecting and approving affiliate partners. The advertisers choose to work with the Company and it is up to us to deliver clicks and calls from a combination of sources which include our partners.

The Entity is Involved in the Determination of Product or Service Specifications: We customize what ads appear in the tables based on varying selection criteria chosen.

The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping: This indicator is not applicable in this business as there is no physical item at risk of loss.

Confidential Treatment Requested by Bankrate, Inc.

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The Entity Has Credit Risk: The Company has complete credit risk and pays our partners prior to and regardless of collection of revenue from our advertisers. The Company has, at times, paid partners although an advertiser did not pay us.

After considering each of the above indicators of gross revenue, we also considered the three indicators of net revenue noting as presented above we are the primary obligor and have credit risk. The guidance states the primary obligor indicator is a strong indicator to determine gross vs net reporting and therefore we have determined that recording revenue on a gross basis is appropriate.

Confidential Treatment Requested by Bankrate, Inc.

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I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either James R. Gilmartin, General Counsel of the Company, or me at (917) 368-8600 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Steven D. Barnhart
Steven D. Barnhart Interim Chief Financial Officer Bankrate, Inc.

cc:	James R. Gilmartin, General Counsel